NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 18, 2024

Jimmy McNamara

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adia Nutrition, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 10, 2024
File No. 024-12427

Dear Mr. McNamara:

This is in response to the oral comments of the Staff received on June 17, 2024, relating to the captioned Offering Statement on Form 1-A of Adia Nutrition, Inc. (the “Company”). Each of the Staff’s oral comments is addressed below, seriatim:

1.	Please insert the date of filing on the cover page.

The cover page has been dated, in response to such comment.

2.	Please revise the executive compensation table to include the years 2023 and 2022.

The executive compensation table has been revised, in response to such comment.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: Adia Nutrition, Inc.